UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-March 2023	2

Disclaimer This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and its operations, including its environmental, social and governance commitments and targets. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views or aspirations of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s consolidated financial statements and consolidated management report for the year 2022 submitted to the CNMV, in Note 2, page 13 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. 1

Q1 23 Results Mr. Ángel Vilá COO

T. Hispam Delivering on our goals 2 Looking ahead… Key developments Accelerating revenue growth Excellent progress in 5G >82% pop. cov; robust rev. & OIBDA evolution Double digit revenue & OIBDA growth Service revenue growth accelerating, improving OIBDA trend y-o-y Core Markets >50% synergies run-rate in YE 23 Normalised CapEx/Sales Growth + Lower capital intensity In-market consolidation prospects Revenue +43.5% y-o-y Scaled European Cloud/Cyber champion Potential source of value Double digit revenue growth Growth in Telxius Best infra portfolio Rollout execution Consolidation prospects Networks expansion 13% OIBDA-CapEx/Sales -28% invested capital since Dec-19 Self-sustainability Optionality Value-Adding Group Twin transition greenabler Open Gateway project Pursuing fairer regulation environments Fair Share consultation

A strong start to 2023

Q1 23

Revenue	OIBDA	OIBDA-CapEX	Net Debt
y-o-y organic	y-o-y organic	y-o-y organic	-€0.2bn vs. Dec-22
+4.9%	+1.1%	+2.1%	€26.4bn
All business lines growing	Steady growth	CapEx (-0.7%)	FCF €0.5bn

Strengthened commercial position

- Fibre (+16% y-o-y); mobile contract (+7% y-o-y); 5G coverage increasing
- Investing for growth = higher NPS, lower churn, pricing power proven
- CapEx focus on NGN

Ramping-up revenue growth y-o-y (reported and organic)

- Consistent service revenue growth acceleration; +4.2%
- Price increases well received
- Very strong B2B revenue; +9.0%

Resilience; proactive management of efficiencies

- Streamlined operating model
- Underlying OIBDA growth for 3rd straight quarter
- Strong FCF generation even under seasonality

Balance sheet optimisation

- Light maturity profile and strong liquidity
- Limited debt refinancing
- High portion of long-term fixed rate debt

Sustainability pathway; transformation of networks
Legacy copper switch-off in Spain by April 2024

3 Telefónica

Positive FX impact Debt -€0.2bn € (m) Q1 23 Revenue 136 OIBDA 47 Q1 23 Reported (€m) Reported y-o-y Revenue 10,045 6.7% OIBDA 3,121 (2.4%) OIBDA Underlying 3,145 2.4% Net Income 298 (57.9%) FCF (incl. leases principal payments) 454 (11.6%) Net Financial Debt ex-leases 26,443 (3.5%) Q1 23 Reported + 50% VMO2 (€m) Organic y-o-y Revenue 11,497 4.9% OIBDA 3,634 1.1% OIBDA-CapEx (ex-spectrum) 2,320 2.1% 4 Key financial metrics

Well on track for 2023 guidance Targets 2023 Q1 23 Revenue y-o-y organic “Low single digit growth” +4.9% OIBDA y-o-y organic “Low single digit growth” +1.1% CapEx/Sales organic ~14% 11.3% 2023 Dividend €0.3/share (cash) December 2023 €0.15/sh. (cash) June 20241 €0.15/sh. (cash) 2023 calendar payments 15th June 2023 €0.15/sh.; cash 14th December 2023 €0.15/sh.; cash 24.8m own shares cancelled 2023 guidance organic Shareholder remuneration 1. For the purpose of the second tranche, the corresponding corporate resolutions will be proposed to the AGM 5

On target to achieve ESG goals

	Environmental	Social	Governance
Key targets	▶ **Net-zero** by 2040 (SBTi validated) ▶ **100% renewables** by 2030 ▶ **Zero-waste** by 2030	▶ **>90% MBB rural coverage** by 2024[1] ▶ **33% women executives** by 2024 ▶ **Zero adjusted pay gap** by 2024[2]	▶ **Parity**[3] in top governing bodies by 2030 ▶ **Zero-tolerance** of corruption ▶ **30-35% sustainable linked financing** by 2024[4]
Examples of our progress	✓ **Reducing emissions:** Copper switch-off (SP); CDP Supplier Engagement Leader ✓ **Development and use of renewables.** BR: +3 distributed generation plants, DE: +1 PPA ✓ **Circular economy:** Q1 ~10k used network units sold to 3rd parties; recycling 98% of waste	✓ **Connecting communities:** e.g. >80% 5G coverage in SP & DE. UK social tariffs ✓ **Ranked #1 in WBA's Digital Inclusion Benchmark:** 2nd consecutive year ✓ **Driving diversity and inclusion:** 1st VMO2 UK Gender & Ethnicity Pay Gap report	✓ **Best practices in Corporate Governance:** all BoD proposed resolutions approved at AGM ✓ **ESG at the core** with ISO certifications renewed across T. Hispam ✓ **Financing linked to sustainability criteria**: leading the sector with **€17bn**







[1] Core markets.
[2] Adjusted pay gap: equal pay for jobs of equal value
[3] Parity defined as not less than 40% of each gender represented
[4] Financing linked to sustainability criteria includes balance sheet debt, hybrids and undrawn committed credit lines based on ICMA sustainable bond principles, LMA Sustainability Linked Loan Principles and other ESG criteria. Not necessarily linked to EU Taxonomy aligned activities

6 Telefónica

91.1 90.1 90.1 90.3 92.6 1.3% 1.1% 1.2% 1.0% 0.9% Spain Convergent KPIs Commercial momentum further improve financials Churn (%)ARPU (€) Revenue OIBDA 37% 36% 37% 39% 36% 27% 25% 24% 23% 26% OIBDA-CapExOIBDA Margins (organic) Revenue & OIBDA growth (y-o-y organic) 7 0.9% 1.3% 0.2% 0.2% 0.3% (4.9%) (3.4%) (2.8%) (2.1%) (1.7%) Best Q trading post-pandemic FBB y-o-y growth after 4 years Further churn reduction (-0.4 p.p. y-o-y) Tariff update (Movistar +6.8% avg. Q1 23) Service rev. accelerated (+1.0% y-o-y) on improving retail OIBDA on the path to stabilisation Benchmark (OIBDA-CapEx)/Sales (26% organic) 60% of B2B portfolio EcoSmart Supporting circular economy (device buy back) Net adds (k) 6 3 1 21 (56) 3 14 23 (27) (26) (9) (5) Postpaid ConvergentFBB Q3 22 Q4 22Q1 22 Q2 22 Q1 23 Q3 22 Q4 22Q2 22 Q1 23 Q3 22 Q4 22Q1 22 Q2 22 Q1 23 Q3 22 Q4 22Q1 22 Q2 22 Q1 23

Germany Fixed BB net adds (k) Revenue OIBDA 5.2% 5.8% 6.0% 6.6% 8.0% 7.0% 3.1% 4.2% 6.6% 1.7% Margins (organic) OIBDA-CapExOIBDA Revenue & OIBDA (y-o-y organic growth) (10) 5 19 18 25 31% 32% 31% 31% 30% 18% 17% 15% 17% 18% Postpay net adds (k) 287 374 304 264 368 Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Good commercial traction and growth “Very good’ rating in connect test >82% 5G pop. coverage (Mar-23); on track for ~90% target at YE 23 M4M implemented for ‘O2 Mobile’ portfolio (~10% higher price points) Sustained own-brand momentum, driving strong revenue & solid OIBDA growth Improved ESG scores Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 8

Virgin Media O2 101 114 115 188 108 0.9% 0.8% 0.8% 0.9% 1.0% (0.1%) 0.2% (0.6%) 0.4% 3.9% 2.6% 4.8% 8.1% 9.9% 1.4% 37% 38% 38% 37% 36% 18% 19% 16% 17% 18% Fixed network build (k; PPs) Mobile contract churn (%) Revenue OIBDA Margins (organic) OIBDA-CapExOIBDA All organic according to Telefonica criteria Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 9 Revenue & OIBDA growth (y-o-y organic) Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Focus on operational progress and long-term growth Seasonality in mobile contract base, low and stable churn levels y-o-y (1.0% in Q1 23) 108k PPs in Q1 23 and 5G connectivity >2,100 towns and cities Revenue growth accelerating y-o-y Mobile pricing environment improving Expansion of eligibility for social tariffs Q1 22 Q2 22 Q3 22 Q4 22 Q1 23

Brazil 20.5 21.0 22.3 23.3 24.4 29.0 Accesses growth (y-o-y) FTTH Premises passed (m) Highest revenue growth in 10 years 7% 20% 18% 18% 15% 29% 25% 21% 19% 17% FTTHContract 4.6% 11.1% 10.6% 10.1% 12.1% 1.6% 8.5% 12.3% 6.6% 9.5% Revenue OIBDA 41% 40% 43% 44% 40% 25% 19% 22% 24% 27% OIBDA-CapExOIBDA Revenue & OIBDA growth (y-o-y organic) Margins (organic) Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Mar-22 Jun-22 Dec-24ESep-22 Dec-22 Mar-23 Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Contract m. share: 43.7% (+2 p.p. since Oi deal) Contract churn: 1.1%; healthier environment Price increases in Contract and Hybrids Digital services gaining traction: >2m OTT video subscribers B2B digital revenue: >6% o/total revenue Lower CapEx intensity:+22.7% y-o-y OIBDA-CapEx 3rd straight year as CDP Supplier Engagement Leader 10

T. Tech, a global next-generation IT provider

T. Tech Revenue (€m)


+43.5%
299
429
Q1 22
Q1 23

Accelerating growth
(+ 10 p.p. q-o-q)

+27% y-o-y in constant perimeter, **(>2x market growth)**

- **Double-digit y-o-y growth across T. Tech Companies**
- **Improved revenue mix**:
  - Higher weight of Managed & Professional services & own platforms revenues
  - Better geographic distribution (>85% revenue hard currency)
- **Differential customer journey**
  - Key driver for relevance in the B2B market
  - Top position in large global B2B deals (4th in the Telco Global services outlook by *Omdia* 2023)
- **Reinforced partner ecosystem & capabilities**: *AWS, Hitachi Vantara,Expert.ai.*

Operational Highlights

Leader in B2B digital services: Cloud, Cybersecurity, IoT, Big Data

Strong Commercial activity

- **Bookings** growth **~+40%** y-o-y in L12M
- Healthy **funnel** generation

Highly skilled and diversified team

- **Talent-led organisation**: hiring, skilling & retaining
- **>6.2k** professionals; **80%** located **in Europe**
- **~4k** certifications
- **18% attrition** in L12M

Industry Analysts Recognition

GlobalData. **Very Strong in** Managed **Security** and **Private LTE/5G** Network **Services**

Gartner. **Leader in** Magic Quadrant **Managed IoT Connectivity** Services (9th consecutive year).

FROST & SULLIVAN | Frost Radar: TOP 12 in Americas Managed and **Professional Security** Services

11 | Telefónica

T. Infra, consolidating our leadership of FibreCos and critical infrastructure

Focus on execution to gain scale

(m; FTTH PPs[1]) 10 2021 | 15 Mar-23 | 25 2026E

Bluevía (Spain)
- 4.3m PPs
- Driving digital development

nexfibre (UK)
- Deployment on track
- Scaling-up team & processes

ONNET FIBRA (Chile)
- 3.7m PPs (leaders)
- Deployment completed
- Wholesale agreements with Direct TV and Entel

UGG (Germany)
- MoUs to deploy >870k premises
- Increasing projects under construction

FiBrasil (Brazil)
- 4.3m PPs
- Connectivity with best-in-class quality standards

ONNET FIBRA (Colombia)
- 2.6m PPs (leaders)
- Wholesale agreement with Liwa

Delivering on **monetisation** and focusing on **growth**

The best combination of profitability and growth

TELXIUS

70% Telefónica Infra | 30% PONTEGADEA

Q1 23



Organic
Reported
4.7%
8.4%
6.0%
10.4%
Revenue
OIBDA

5th quarter of consecutive organic[2] OIBDA growth

54.2% OIBDA margin → **+0.7 p.p.** y-o-y organic

[1] Included in the total Group's FTTH PPs
[2] Constant perimeter (excluding tower business)

12 Telefónica

Q1 23 Results Mrs. Laura Abasolo CFCO & Head of T. Hispam

T. Hispam, capturing value growth opportunities 14.0 14.8 15.8 16.8 17.6 FTTH & Cable PPs (m) 6% 5% 5% 4% 4% 22% 19% 18% 19% 18% FTTH & CableContract 4.3% 4.2% 3.8% 2.8% 1.6%2.3% 10.2% 1.2% (1.5%) (3.9%) Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Revenue OIBDA 21% 22% 22% 22% 20% 15% 14% 15% 4% 15% -28% Invested Capital (since Dec-19) Accesses growth (y-o-y) Revenue & OIBDA growth (y-o-y organic) Margins (organic) 13 OIBDA-CapExOIBDA Mar-22 Jun-22 Sep-22 Dec-22 13.9m FTTH Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Mar-23 Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Value growth & tariff update Revenue growth boosted by contract & FTTH OIBDA affected by commercial activity and InfraCo model OIBDA-CapEx expected to grow in FY 23 Making progress in digital inclusion

Further deleverage, sound liquidity and contained cost Comfortable liquidity position 11.8 Liquidity cushion, Mar-23 (€bn) 9.6 Cash position Undrawn credit lines & synd. credit facilities Cash liquidity 21.4 2.6 2.8 4.6 2.3 20242023 2025 2026 Gross debt maturities, Mar-23 (€bn) €3.0bn avg (-58% vs 4 yrs avg. at Mar-17) Debt Portfolio de-risked & well positioned >80% Total debt fixed 13.2 yrs Avg. debt life Maturities covered over next 3 years 2.80x 2.60x 2.54x 2.51x Dec-21 Dec-22 ND €35.3bn Deleverage trend continues Dec-20 ND €26.1bn ND €26.7bn ND €26.4bn Net Debt/OIBDAaL Mar-23 Total debt related interest payment cost ex leases Contained interest payment cost 3.92% 3.87% Mar- 22 +100 bps in short- term rate = +€32m in interest payment Mar-23 14

Conclusions Mr. Ángel Vilá COO

• Shaping the opportunities • Reiterating guidance and dividend for 2023 • ESG a greenabler: anticipating regulatory needs (EU taxonomy, PAI, SFDR Art. 8 & 9) • Strong start to the year, resilience; consistent execution of strategy • Accelerated growth in revenues (reported and organic y-o-y); pricing power, leading churn and NPS • Pricing actions and efficiencies more than offset inflationary pressures Positive momentum in Q1 23 • Good progress in fibre, mobile contract and 5G, proving differential infrastructure • Sustainability pathway: transforming networks • Robust balance sheet, proactive approach to debt management 15

Results presentation and Q&A Session Telefónica’s management will host a webcast on 11 May at 10:00 AM (CEST), 9:00 AM (GST), and 4:00 AM (EDT) Participants from Telefónica • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details. click here. • Ángel Vilá l COO • Laura Abasolo l CFCO & Head T. Hispam • Lutz Schüler l CEO Virgin Media O2 • Eduardo Navarro l Chief Corporate Affairs & Sustainability Officer • Adrián Zunzunegui l Global Director of Investor Relations Webcast Q&A Session

For further information, please contact: Investor Relations Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US: A List 2022 Bloomberg GEI 2023 1st company worldwide in 2022 Digital Inclusion Benchmark 1st in sector 2022 Member of DJSI Europe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 11, 2023	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer